UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: February 17, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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City of Buenos Aires, February 17, 2023

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175 - Ciudad Autónoma de Buenos Aires

Attn. Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299 – Ciudad Autónoma de Buenos Aires

Attn. Gerencia Técnica y de Valores Negociables

Ref.: Material fact – acquisition of participation interests in Enel Generación Costanera S.A.

Hereby, as responsible of market relationships of Central Puerto S.A. (“Central Puerto” or the “Corporation”), in accordance with applicable regulations, I inform that the day hereof, Proener S.A.U. (“Proener”), a subsidiary of the Corporation, acquired from Enel Argentina S.A. 531.273.928 shares, representing 75.68% of the capital and voting stock of Enel Generación Costanera S.A. (“Costanera”) (the “Transaction”).

The technical knowledge of Central Puerto´s employees in regard of the turbo vapor central and combined-cycle plants, the unified administration of facilities and resources, the centralized management of fuels for the supply and the integrated coordination with regional operator SACME, are only some the advantages for the future growth reflected by the synergies that represents the great value of this acquisition that shall render a significant benefit for Costanera.

Costanera represents a strategic platform to develop future power expansions within the national interconnected system.

The abovementioned causes that the acquisition cost does not reflect the huge growth potential of Costanera as well as the cost efficiencies that may be obtained from the mentioned synergies.

In that connection, I inform that the total purchase price agreed amounts US$ 48,000.000 (US Dollars forty-eight million), payable outsider of Argentina.

Considering the above, in accordance with applicable regulations, a mandatory tender offer in connection thereof will be promptly announced1.

Sincerely yours,

Leonardo Marinaro Market share responsible Central Puerto S.A.

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1 Pursuant to the applicable regulations, I hereby inform that Costanera´s shares average price corresponding to the semester immediately precedent to the date hereof is AR$ 83.46 per share.

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